March 7, 2006
Mr. Brad Skinner, Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C. 20549-0510
Re:	Ansoft Corporation
Form 10-K for Fiscal Year Ended April 30, 2005
Filed June 7, 2005
Form 10-Q for Fiscal Quarter Ended October 31, 2005
Filed November 18, 2005
Form 10-Q for Fiscal Quarter Ended July 31, 2005
Filed August 19, 2005
Form 8-K Filed November 16, 2005
Form 8-K Filed February 16, 2006
File No. 0-27874
Dear Mr. Skinner:
We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “SEC”) received by your letter dated March 1, 2006 relating to the items listed above. Below are detailed responses keyed to your letter.
1.	Comment: We have reviewed your response to our letter of February 2, 2006 discussing your reasons for using non-GAAP information in reporting and analyzing Ansoft’s quarterly operating results. We have also reviewed the disclosures in the Form 8-K dated February 16, 2006 which includes financial information for the quarterly period ended January 31, 2006. Based on our review, the non-GAAP presentation included in your Form 8-K appears to be deficient in the following respects:
•	You do not explain why it is meaningful or useful to include the revenue stream from an acquired entity but exclude material costs related to and resulting from the acquisition. In this regard, it is not clear why the difficulty you have measuring performance due to acquisition related amortization is not also applicable to revenue resulting from those acquisitions;

Brad Skinner
U.S. Securities and Exchange Commission
Division of Corporate Finance
March 7, 2006

•	You indicate that the measure provides insight into your “core operations”, but you do not define “core operations”;
•	While you indicate that the measure helps you compare your performance to that of your competitors, you provide no information to support the assertion that such measures are, in fact, comparable;
•	You do not identify the material limitations associated with the use of the non-GAAP measure;
•	You do not explain how you compensate for the identified limitations when using the non-GAAP measure;
As the non-GAAP measure excludes items which are considered recurring in nature, you must meet the burden of demonstrating the usefulness of the measure and clearly disclose why the non-GAAP measure is useful when these items are excluded.
     Response:
•	The Company excludes acquisition related amortization in order to provide a consistent basis for comparison between quarters not influenced by certain non-cash items that are not used by management when evaluating the Company’s operating expenses (such as research and development, sales and marketing, and general and administrative expenses). The Company acknowledges the related revenue stream through its wording relative to material limitations below.
•	The Company’s core operations are its software and service business operations.
•	The Company discloses this non-GAAP financial measure to the public to ease comparison on both a GAAP and non-GAAP basis among its principal competitors that separately identify acquisition-related amortization.
•	The limitation associated with this non-GAAP measure is that it does not reflect the periodic costs of certain capitalized intangible assets used in generating revenues in the Company’s business.
•	Management evaluates the costs of such intangible assets in accordance with SFAS no. 141 “Business Combinations” which requires allocating the purchase price in a business combination between intangible and tangible assets based on the purchase method of accounting.
Starting immediately in all future filings with the SEC, the Company will include the following disclosure when presenting non-GAAP financial measures that exclude amortization expense:

Brad Skinner
U.S. Securities and Exchange Commission
Division of Corporate Finance
March 7, 2006

Pursuant to the requirement of Regulation G, the Company has provided a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure. These measures differ from GAAP in that they exclude acquisition-related amortization. Management uses this non-GAAP financial measure for internal managerial purposes, when publicly providing its business outlook, and as a means to evaluate period-to-period comparisons. The Company has provided this non-GAAP financial measurement in addition to GAAP financial results because it believes the non-GAAP financial measure provides useful information to investors in that it provides additional insight into our core software and service business operations and a consistent basis for comparison between quarters not influenced by certain non-cash items that are not used by management when evaluating the Company’s operating expenses (such as research and development, sales and marketing, and general and administrative expenses). The additional non-GAAP financial information presented should be considered in conjunction with, and not as a substitute for, or superior to, the financial information presented in accordance with GAAP.
The Company does not acquire businesses on a predictable cycle. As a result, management has difficulty comparing the Company’s profitability as measured by net income on a period to period basis unless it excludes acquisition-related amortization because it may appear in one period but not in the comparable period. Further, management finds it useful to exclude non-cash charges in order to more readily correlate the Company’s operating activities with the Company’s ability to generate cash from operations and more accurately predict liquidity requirements and the operational strength of the Company. Finally, this same financial measure is used by management to track the Company’s performance relative to both internally and externally communicated financial targets. The Company discloses this information to the public to enable investors to more easily assess the company’s performance on the same basis applied by management and to ease comparison on both a GAAP and non-GAAP basis among its principal competitors that separately identify acquisition-related amortization.
A limitation associated with this non-GAAP measure is that it does not reflect the periodic costs of certain capitalized intangible assets used in generating revenues in the Company’s business. Management evaluates the costs of such intangible assets in accordance with SFAS no. 141 “Business Combinations” which requires allocating the purchase price in a business combination between intangible and tangible assets based on the purchase method of accounting.
As required by the staff, the following acknowledgements are provided by the Company:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Brad Skinner
U.S. Securities and Exchange Commission
Division of Corporate Finance
March 7, 2006

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Sincerely yours,
/s/ Nicholas Csendes
Nicholas Csendes

Chief Executive Officer
cc:	Scott Westwood, McGuireWoods LLP Michael Martin, KMPG LLP